August 17, 2006

Mail Stop 4561

Ms. Sian Herbert-Jones
Chief Financial Officer
Sodexho Alliance, SA
3, avenue Newton
78180 Montigny – le – Bretonneux
France

Re: Sodexho Alliance, SA
        Form 20-F for the year ended August 31, 2005
        Filed 2/24/06
        File No. 1-31274

Dear Ms. Herbert-Jones:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant